Exhibit 12.1

GENON ENERGY, INC. AND SUBSIDIARIES
RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES
(UNAUDITED)

	Years Ended December 31,
	2010(a)	2009	2008	2007	2006
	(In millions, except ratio amounts)

Fixed charges:
Interest expense	$254	$138	$189	$247	$289
Interest capitalized	6	72	48	25	9
Interest within rental expense	45	44	44	44	44

Total fixed charges	$305	$254	$281	$316	$342

Earnings from continuing operations:
Income (loss) from continuing operations before reorganization items, net and income taxes	$(52)	$506	$1,217	$440	$1,038
Plus:
Fixed charges from above	305	254	281	316	342
Amortization of interest capitalized	6	3	1	1	—
Less:
Interest capitalized	(6)	(72)	(48)	(25)	(9)

Total earnings	$253	$691	$1,451	$732	$1,371

Ratio of earnings from continuing operations to fixed charges	—	2.72	5.16	2.32	4.01

(a)	For 2010, GenOn’s earnings were insufficient to cover its fixed charges by $52 million.